Exhibit 99.34

250 WEST 57TH ST. ASSOCIATES

TO

FISK BUILDING ASSOCIATES

Agreement of Lease

September 30, 1953

WIEN, LANE, KLEIN & PURCELL

ATTORNEYS AT LAW

EMPIRE STATE BUILDING

NEW YORK 1, N.Y.

AGREEMENT OF LEASE made the 30th day of September, 1953, between 250 WEST 57TH ST. ASSOCIATES, a joint venture having its office at 350 Fifth Avenue, New York 1, New York (hereinafter called the “Landlord”), and FISK BUILDING ASSOCIATES, a partnership having its office at 350 Fifth Avenue, New York 1, New York (hereinafter called the “Tenant”).

W I T N E S S E T H:

1. The Landlord hereby leases to the Tenant the following premises:

ALL THAT CERTAIN lot, piece or parcel of land with the building and improvements thereon erected, situate, lying and being in the Borough of Manhattan, County of New York, City and State of New York, bounded and described as follows:

BEGINNING at the corner formed by the intersection of the southerly side of 57th Street with the Westerly side of Broadway; running thence southerly along said Westerly side of Broadway 54 feet 3-1/4 inches; thence westerly parallel with said southerly side of 57th Street 71 feet 1/2 inches; thence southerly parallel with the easterly side of 8th Avenue 50 feet to the centre line of the block; thence Westerly again parallel with the said Southerly side of 57th Street and along the centre line of the block 190 feet to said easterly side of 8th Avenue; thence northerly along said Easterly side of 8th Avenue 100 feet 5 inches to the corner formed by the intersection of said Easterly side of 8th Avenue with said Southerly side of 57th Street; thence Easterly along said Southerly side of 57th Street 240 feet 11-1/2 inches to the point or place of beginning.

SAID PREMISES being known as and by the street numbers 1767-1769 Broadway, 250-264 West 57th Street and 956-962 Eighth Avenue.

TOGETHER with all the right, title and interest of the Landlord of, in and to any streets and roads in front of and adjoining said premises to the centre lines thereof.

TOGETHER with all personal property and fixtures appurtenant to or used in the operation of said premises, including, but not limited to, plumbing fixtures, heating plant and fixtures end air-conditioning plant, equipment, ducts and machinery.

for a term of twenty-five (25) years, commencing at 12:01 A.M. on the 1st day of October, 1953, and ending at 12:00 midnight on the 30th day of September, 1978, upon the terms and conditions hereinafter set forth.

2. (A) The Tenant covenants to pay rent, in equal monthly installments, in advance, on the first day of each month during said term, as follows:

From October 1, 1953, to February 28, 1954, the sum of Two Hundred Fifty-three Thousand Nine Hundred Fifty-eight and 33/100 Dollars ($253,958.33), in equal monthly payments of Fifty Thousand Seven Hundred Ninety-One and 67/100 Dollars ($50,791.67);

From March 1, 1954, to September 30, 1978, the sum of Six Hundred Ninety-Two Thousand Dollars ($692,000) per annum, in equal monthly payments of Fifty-Seven Thousand Six Hundred Sixty-Six and 67/100 Dollars ($57,666.67).

(B) The Tenant shall keep its records on a fiscal year basis, commencing with October 1, 1953. Within sixty (60) days after the end of each fiscal year, the Tenant shall deliver to the Landlord a written statement of the operation of the demised premises during the preceding fiscal year. If such statement shall disclose a net income after the payment of rent and all other expenses, but before depreciation, in excess of One Hundred Thousand Dollars ($100,000), fifty per cent (50%) of the excess over One Hundred Thousand Dollars ($100,000) shall be paid as additional rent at the time of the delivery of the statement.

(C) The Tenant shall also pay, as additional rent, all realty taxes, water charges and assessments affecting the demised premises, as well as all other operating and maintenance expenses of the property other than mortgage interest and amortization. The Tenant shall have the right, at its sole expense, to contest or review any realty taxes, water charges or assessments by appropriate legal proceeding. It is the intention of the parties that this is a net lease, and that the Landlord shall receive the stipulated rental free from all taxes, charges or expenses of any kind.

(D) The Tenant shall deposit with the Landlord or any designee of the Landlord, upon demand, such sums by way of advances against realty taxes, water charges, assessments and insurance premiums as the Landlord may reasonably require from time to time. If the Tenant shall make any such deposits with the Landlord, the Landlord agrees to use the sums so deposited for the payment of realty taxes, water charges, assessments or insurance premiums, as the case may be, as such charges become due and payable.

3. The Tenant may renew this lease for an additional period of twenty-five (25) years at the annual rental of Six Hundred Ninety-Two Thousand Dollars ($692,000) payable in equal monthly payments of Fifty-Seven Thousand Six Hundred Sixty-Six and 67/100 Dollars ($57,666.67), upon the same terms and conditions (excepting the clause relative to renewal), provided that the Tenant is not in default hereunder, and provided further that the Tenant gives to the Landlord at least ninety (90) days’ written notice of renewal.

4. The Tenant, at its sole cost and expense, shall keep in good repair and shall renew, rebuild and replace, as necessary, the building located on the demised premises, the sidewalks adjacent thereto, and all equipment, fixtures and appurtenances used in or about the building. At the and of the lease, the Tenant will surrender the building, sidewalks, equipment, fixtures and appurtenances in good condition and repair, with due allowance for reasonable wear and tear.

5. The Tenant, at its sole cost and expense, shall comply with all orders, regulations and requirements of all governmental authorities, the New York Board of Fire Underwriters and the New York Fire Insurance Exchange as they affect the use and operation of the demised premises. The Tenant may contest or review any order, regulation or requirement, by legal proceedings or otherwise, before compliance therewith.

6. The Tenant, at its sole cost and expense, shall furnish and keep in force during the term of this lease, fire insurance to the extent required under any appropriate appraisal. The policies shall provide for payment to the Landlord and to any mortgagee whom the Landlord may designate. All policies shall remain in the possession of the Landlord or the Landlord’s mortgagee. The Tenant shall pay the premiums as they accrue. The Tenant covenants that it will not do or suffer to be done any act upon the demised premises which will invalidate the fire insurance policies covering same.

7. The Tenant, at its sole cost and expense, shall furnish and keep in force during the term of this lease, liability insurance against accidents, with amounts of Three Hundred Thousand Dollars ($300,000) for a single claim, and One Million Dollars ($1,000,000) for more than one claim, which liability insurance shall be carried so as to cover the Landlord as well as the Tenant.

8. After September 30, 1956, the Tenant, upon giving sixty (60) days’ prior notice as provided in Paragraph “26” hereof, may surrender this lease at the end of any month, in which event the Tenant shall have no personal liability for obligations accruing after the effective date of such surrender.

9. The Tenant may assign this lease, or sublet the premises, or any portion thereof, without the Landlord’s consent. No assignment, however, shall be valid unless the assignee shall assume in writing all the obligations of the Tenant hereunder. In the event that the within lease is terminated for any reason, the Landlord agrees to accept as its tenants any sublessees under subleases made by the Tenant, provided as to each sublessee that he is not in default under the terms of his sublease, and that he attorns to the Landlord.

10. If the Tenant abandons the demised premises or is evicted therefrom, without having given sixty (60) days’ notice of termination as provided in Paragraph “8” above, such abandonment or eviction shall be treated as the said sixty (60) days’ notice, and the liability of the Tenant shall continue for a period of sixty (60) days from the end of the month in which the abandonment or eviction occurs.

11. In the event of a surrender of this lease pursuant to Paragraph “8” hereof, or in the event of a valid assignment of this lease pursuant to Paragraph “9” hereof, or in the event of an abandonment by or eviction of the Tenant so as to create a surrender pursuant to Paragraph “10” hereof, then, in any of such events, the only obligations for which the Tenant shall continue to be liable after the effective date of such surrender or assignment shall be the payment of accrued rent and the payment of a proportionate share of the real estate taxes on the demised premises, of the insurance premiums, and of all other charges for which the Tenant is responsible under the terms hereof, to the effective date of such surrender or assignment or September 30, 1956, whichever is later.

Similarly, if any party to the partnership which constitutes the Tenant herein makes a valid assignment of his interest in such partnership, and if the assignee thereof assumes in writing all of the obligations of such assignor hereunder, then such assignor shall be relieved of all personal liability under this lease except for accrued rent and a proportionate share of real estate taxes and other charges as hereinabove provided. Such release of liability, however, shall under no circumstances be effective prior to September 30, 1956.

12. The Tenant shall keep the demised premises free of mechanics’ liens or other liens or orders for the payment of money. The Tenant shall defend all suits to enforce such liens or orders, whether against the Landlord or the Tenant, at the Tenant’s sole expense. The Tenant hereby indemnifies the Landlord against any expense or damage as a result of such liens or orders.

13. The Tenant agrees that its rights hereunder are subordinate to any mortgages now on the demised premises, or which hereafter may be placed thereon, provided that the aggregate annual payment for interest and amortization on any such mortgages shall not exceed Six Hundred Ninety-Two Thousand Dollars ($692,000). The Tenant agrees to execute, upon demand, any documents required to evidence such subordination. The Tenant further agrees that it will not do or suffer to be done any act upon the demised premises which will violate any of the terms of any such mortgages or the obligations secured thereby.

14. If the Landlord shall default under the terms of any mortgage to which this lease is subject, the Tenant may pay to the mortgagee the sum necessary to cure the default. The Tenant shall have the right to offset such payment, with interest thereon, against any rent accruing hereunder until such payment and interest shall have been repaid to the Tenant in full.

15. The Landlord may terminate this lease by giving five (5) days’ notice as provided in Paragraph “26” hereof:

(A) If rent or any other payment due from the Tenant shall be unpaid for five (5) days after notice by the Landlord; or

(B) If the Tenant shall be in default in the performance of any other agreement herein and such default is not cured within thirty (30) days after notice given by the Landlord; or

(C) If the Tenant shall be adjudicated a bankrupt, make a general assignment for the benefit of creditors, or take the benefit of any insolvency act, or if a permanent receiver or trustee in bankruptcy be appointed for the Tenant’s property and such appointment is not vacated within ninety (90) days.

In the event that the Landlord shall give the five (5) days’ notice of termination as hereinabove provided, this lease shall automatically terminate at the end of the said five (5) day period, and it shall be lawful for the Landlord at its option to re-enter the demised premises by summary proceedings or by any action or proceeding or by force or otherwise, and to have, hold, repossess and enjoy them. The Tenant hereby waives any right to redeem the demised premises and any right to notice of re-entry.

16. The Landlord or its representatives shall have the right to enter the demised premises at all reasonable hours, to examine the premises, or to make any repairs necessary for the safety and preservation thereof.

17. The Landlord or its representatives may show the premises, during reasonable business hours, to prospective purchasers. During the six (6) months preceding the expiration of the term hereof, the Landlord or its agents may place notices on any portion of the building, offering the premises “To Let” or “For Sale”.

18. The Landlord hereby assigns to the Tenant all of the Landlord’s right, title and interest in existing leases and tenancies, if any, in the demised premises, and in the rents becoming due and payable under the terms of existing leases and tenancies.

19. If the Tenant shall vacate or be evicted from the demised premises, and shall fail to remove any trade fixtures or other property, the said fixtures and property shall be deemed abandoned by the Tenant, and shall become the property of the Landlord.

20. The Tenant may make alterations, additions and improvements to the demised premises, without the written consent of the Landlord. However, the prior written consent of the Landlord shall be required if:

a) A substantial portion of the building on the demised premises is to be demolished; or

b) Any single alteration, addition or improvement shall cost more than One Hundred Thousand Dollars ($100,000).

The Landlord agrees that it will not withhold its consent unreasonably. Before any alterations, additions or improvements are begun, plans and specifications therefor must be exhibited to and approved by the Landlord.

21. If, by reason of any default by the Tenant under the terms of this lease, the Landlord shall pay any sum of money or do any act which shall require the expenditure of any sum of money, the Tenant shall repay such sums to the Landlord upon demand. The Landlord may charge such sums, together with interest thereon, as additional rent, to be due upon the next rent day. This provision shall not be construed to postpone the Landlord’s right to collect such sums by action or otherwise.

22. If the demised premises be condemned during the term of this lease by any competent authority, for any public or quasi-public use, the lease shall end as of the date of the vesting of title under such condemnation. The Landlord and the Tenant shall participate in the condemnation award as follows:

A. In the event of total condemnation:

1. The Landlord shall first retain the sum of Seven Million One Hundred Thousand Dollars ($7,100,000).

2. The balance shall be divided equally between the Landlord and the Tenant.

B. In the event of partial condemnation, the parties shall agree upon the percentage of property taken. If agreement cannot be reached by the parties, the question shall be determined by arbitration through the American Arbitration Association, under its rules then in effect. The rental shall be reduced in proportion to the percentage of the property taken by condemnation. The cash proceeds of the partial condemnation shall be distributed as follows:

1. The cost of repairs to the building, as a result of the partial condemnation, shall first be paid.

2. There shall next be paid to the Landlord an amount equal to the percentage of Seven Million One Hundred Thousand Dollars ($7,100,000) which the value of the condemned portion of the property bears to the total value of the property before condemnation.

3. The balance shall be divided equally between the Landlord and the Tenant.

23. (A) If any building erected upon the demised premises shall be damaged or destroyed by fire or other casualty, the Tenant shall promptly repair or rebuild the same at Tenant’s expense, so as to make said building at least equal in value to the building existing immediately prior to such occurrence. The Landlord shall permit the net proceeds of any insurance to be applied to the payment of the cost of such repairing or rebuilding as the same progresses. If the insurance proceeds shall exceed the cost of such repairs or rebuilding, the excess shall belong to the Tenant. The plans and specifications for any new or reconstructed building, or for any repairs involving material alterations, shall be approved in writing by the Landlord, whose approval shall not be unreasonably withheld. There shall be no abatement of rent during the repairs or reconstruction.

(B) In the event that the holder of any mortgage on the demised premises shall elect to apply the proceeds of the fire insurance in reduction of the said mortgage, the Landlord shall endeavor to raise a fund equal to the net proceeds of such insurance, and if successful shall make such fund available to the Tenant for the purpose of such repairs or rebuilding. If the Landlord is unable to raise such fund within ninety (90) days, the Tenant may cancel this lease upon thirty (30) days’ written notice, or may advance toward the cost of the repairs or rebuilding an amount equal to the insurance proceeds applied by the mortgagee. The Tenant shall have the right to offset its claim for such advance, with interest thereon, against any rent accruing hereunder until the advance and interest shall have been repaid to the Tenant in full.

(C) If any building erected upon the demised premises shall be damaged or destroyed by fire or other casualty during the last thirty (30) months of the term, the Tenant shall not be required to rebuild the same. The rent shall be adjusted to the date of such fire or other casualty, and thereupon this lease shall terminate.

(D) If this lease is terminated pursuant to this Paragraph “23”, the proceeds of all insurance policies shall belong to the Landlord. However, the Landlord shall pay to the Tenant, upon the latter’s removal from the demised premises, a sum equal to the value of the unexpired term of the lease. If the parties cannot agree upon such value, the amount shall be fixed by arbitration through the American Arbitration Association, under its rules then in effect.

24. Both parties waive all right to trial by jury in any summary proceedings instituted by the Landlord against the Tenant, or in any action to recover rent or any damages hereunder.

25. The Landlord covenants that the Tenant, on paying the stipulated rent, and upon performing the covenants above described, shall peacefully and quietly have, hold and enjoy the demised premises during the term hereof. However, this covenant shall continue only during the Landlord’s retention of title to the demised premises.

26. Any notice or demand given hereunder shall be sent by registered mail:

a) To the Tenant, at 350 Fifth Avenue, New York, New York, or at such other address as the Tenant may hereafter designate in writing.

b) To the Landlord, at 350 Fifth Avenue, NewYork, New York, or at such other address as the Landlord may hereafter designate in writing.

27. The Tenant waives all right to redeem under Paragraph 1437 of the Civil Practice Act.

28. This lease shall be binding upon and inure to the benefit of the successors, assigns, heirs and legal representatives of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above written.

250 WEST 57TH ST. ASSOCIATES

By:	/s/ Lawrence A. Wien
Lawrence A. Wien

/s/ Harry B. Helmsley
Harry B. Helmsley

/s/ Irving Schneider
Irving Schneider

/s/ Bernard T. Hein
Bernard T. Hein

/s/ Henry W. Klein
Henry W. Klein

/s/ Alvin S. Lane
Alvin S. Lane

/s/ William F. Purcell
William F. Purcell

/s/ Leo Greenstein
Leo Greenstein

/s/ Frank N. Robinson
Frank N. Robinson

/s/ J. Herbert Leder
J. Herbert Leder

FISK BUILDING ASSOCIATES

By:	/s/ Herry B. Helmsley
Herry B. Helmsley Tenant

STATE OF NEW YORK	)
	:	SS.:
COUNTY OF NEW YORK	)

On this 30th day of September, 1953, before me personally appeared LAWRENCE A. WIEN, HARRY B. HELMSLEY, IRVING SCHNEIDER, BERNARD T. HEIN, HENRY W. KLEIN, ALVIN S. LANE, WILLIAM F. PURCELL, LEO GREENSTEIN, FRANK N. ROBINSON and J. HERBERT LEDER, to me known and known to me to be all of the joint venturers associated under the name of 250 West 57th St. Associates, and known to me to be the individuals described in and who executed the foregoing instrument in the name of 250 West 57th St. Associates, and they severally duly acknowledged to me that they executed the same as and for the act and deed of said 250 West 57th St. Associates.

/s/ Patricia Ann Lass PATRICIA ANN LASS

STATE OF NEW YORK	)
	:	SS.:
COUNTY OF NEW YORK	)

On this 30th day of September, 1953, before me personally appeared HARRY B. HELMSLEY, to me known and known to me to be a partner in the firm of Fisk Building Associates, and known to me to be the individual described in and who executed the foregoing instrument in the firm name of Fisk Building Associates, and he duly acknowledged to me that he executed the same for and on behalf of the said firm.

/s/ Patricia Ann Lass PATRICIA ANN LASS